

November 17, 2010

Mr. Gary Atkinson
Chief Executive Officer
The Singing Machine Company, Inc.
6601 Lyons Road
Building A-7
Coconut Creek, FL 33073

  Re: The Singing Machine Company, Inc.
    Form 10-K for the fiscal year ended March 31, 2010
    Filed July 14, 2010
    Forms 10-Q for the quarters ended June 30 and September 30, 2010
    File No. 0-24968

Dear Mr. Atkinson:

  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Consolidated Financial Statements

General

1. In your next filing, please revise your financial statements to disclose all related party transactions on the face of your financial statements.

Item 9A(T). Controls and Procedures, page 23

2. It is unclear to us how you concluded that your disclosure controls and procedures were effective considering that you had a material weakness in your internal control over

financial reporting that was due to the lack of formalized financial closing procedures which would appear to directly impact your disclosure controls and procedures. Please revise your conclusion to "not effective" or explain in detail how you concluded that they were effective.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 8

3. On page 7, you disclose that you have recently extended more liberal return authorizations. Tell us in detail about your return policy now and before the increasingly competitive environment and declining economic conditions. We note your disclosure on page 8 that warranty claims have not been material, yet on page 7, you disclose that returns for either damaged goods or goods shipped in error were 12.3%, 9.4% and 8.6% of net sales. Please reconcile the material returns as a percentage of sales with your disclosure regarding warranties. Please expand your disclosure in future filings.

4. Please tell us in detail about the Customer Credits on Account and why your customers have paid you for merchandise that is subsequently returned.

5. Tell us in detail about your internal controls over financial reporting for shipments that are direct sales and that are shipped directly from your manufacturers in China through your Macau subsidiary. Tell us the terms of the sale, i.e. FOB shipping point or destination. When is the revenue recognized for these sales? What are the terms of the insurance arrangements?

Note 8 – Financing, page F-10

6. Tell us and expand your disclosure here, in liquidity and in other appropriate sections of your filing regarding the ability of your parent, The Starlight Group, to provide the bridge financing in light of the withdrawal of your bank's factoring and credit facilities.

Forms 10-Q for the Quarterly Periods Ended June 30 and September 30, 2010

General

7. Please respond, as appropriate, to the comments issued regarding Form 10-K for the year ended March 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director